

19006446

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 3100
                    (No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald E. Suter   312-499-8500
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Suter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC , as of December 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
Consolidated Financial Statements
December 31, 2018

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2018



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Report of Independent Registered Public Accounting Firm

To the Board of directors and members

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of M3 Capital Partners LLC and its Subsidiaries (the "Company") as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information,

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



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including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 2002.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2018

Assets

Cash and cash equivalents	$ 71,599,783
Accounts receivable	27,093,899
Investments, at fair value (cost of $123,589,628)	138,001,413
Fixed assets, net of accumulated depreciation	959,974
Notes receivable from employees/members	1,250,675
Prepaid assets	613,155
Other assets	428,716
Total assets	$239,947,615

Liabilities and Equity

Liabilities

Accrued compensation and other accrued expenses	$ 60,494,556
Deferred compensation payable	138,821,287
Long-term liabilities	185,804
Total liabilities	199,501,647

Equity

Members' capital	41,041,591
Accumulated other comprehensive loss	(1,144,813)
Total members' equity	39,896,778
Noncontrolling interest in subsidiaries	549,190
Total equity	40,445,968
Total liabilities and equity	$239,947,615

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2018

Revenues	
Financial advisory fees	$ 37,213,950
Management fees	12,193,439
Incentive fees	8,965,205
Reimbursement income	35,035,563
Dividend income	7,193,625
Realized and unrealized appreciation on investments	3,566,843
Other income	1,102,614
Total revenues	105,271,239
Expenses	
Payroll and related costs	54,163,423
Deferred compensation	18,548,900
Professional fees	2,906,075
Occupancy costs	1,814,136
Travel and entertainment	3,034,186
Marketing and presentation costs	405,236
Office expenses	962,460
Insurance expense	143,697
Recruitment	353,399
Depreciation	287,673
Industry databases and publications	560,624
Regulatory fees and expenses	85,145
Other expenses	17,805,455
Total operating expenses	101,070,409
Net income before income taxes	4,200,830
Income taxes	(1,661,389)
Net income	2,539,441
Net income attributable to noncontrolling interests in subsidiaries	(11,094)
Net income attributable to members	2,528,347
Other comprehensive income	
Foreign currency translation adjustments	(617,396)
Comprehensive income	$ 1,910,951

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
December 31, 2018

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
Balance at December 31, 2017	$ 38,584,496	$ (527,417)	$ 672,615	$ 38,729,694
Net income	2,528,347	-	11,094	2,539,441
Distributions	-	-	(27,766)	(27,766)
Capital contributions	9,095	-	49,055	58,150
Redemptions	-	-	(81,753)	(81,753)
Transfer from noncontrolling interests	(80,347)	-	(71,611)	(151,958)
Foreign currency translation adjustments	-	(617,396)	(2,444)	(619,840)
Balance at December 31, 2018	$ 41,041,591	$ (1,144,813)	$ 549,190	$ 40,445,968

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 2,539,441
Adjustments to reconcile net income to net cash flows	
provided by operating activities	
Depreciation expense	287,673
Realized and unrealized appreciation on investments	(3,566,843)
Increase in accounts receivable	(11,114,936)
Decrease in prepaid and other assets	7,777
Increase in accrued compensation and other accrued expenses	27,165,490
Increase in deferred compensation liability	7,928,285
Decrease in long-term liabilities	(113,054)
Net cash flows provided by operating activities	23,133,833
Cash flows from investing activities	
Purchases of fixed assets	(300,601)
Sales of investments in real estate private equity funds	193,051
Purchases of investments in real estate private equity funds	(781,293)
Returns of capital from investments in real estate private equity funds	263,896
Notes issued to employees/members	(32,250)
Repayments of notes from employees/members	257,839
Net cash flows used in investing activities	(399,358)
Cash flows from financing activities	
Issuance of units	9,095
Transfer from noncontrolling interests	(151,958)
Capital contributions by noncontrolling interests in subsidiaries	49,055
Distributions to noncontrolling interests in subsidiaries	(27,766)
Redemptions of noncontrolling interests in subsidiaries	(81,753)
Net cash flows used in financing activities	(203,327)
Effect of exchange rate changes on cash balance	(536,762)
Net increase in cash and cash equivalents	21,994,386
Cash and cash equivalents	
Beginning of year	49,605,397
End of year	$ 71,599,783
Supplemental cash flow information	
Income taxes paid during the year, net of refunds	$ 358,887
Supplemental disclosure of noncash activities	
Write off of depreciated fixed assets	$ 392,817
Investments in real estate private equity funds (refer to note 3)	$ 2,610,864
Non-cash deferred compensation (refer to note 3)	$ 2,610,864

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong and a subsidiary in Beijing, China. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Atrium Finance GmbH, now known as Flins Capital Partners GmbH ("Flins GmbH") was established in Munich as a subsidiary of M3, and provides sub-advisory services in managing real estate based private equity funds. M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages. M3 issued additional Class C and Class D units for $9,095 during 2018.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash and cash equivalents have no restrictions or credit issues. Money market funds are considered to be Level 1 securities.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities, including reimbursable expenses. The receivables are recorded when the related revenue is earned. Given the nature of these receivables, the amounts recorded on the consolidated statement of financial position approximate fair value. The receivables are reviewed periodically for potential impairment.

Investments
The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. A portion of such investments was received in settlement of incentive fees earned by the Company, as described in note 3.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members
Notes receivable from employees/members have interest rates ranging from 1.12% to 2.50%. Repayment dates range from 2021 to 2026.

Liabilities
Expenses are accrued when they are reasonably estimable.

Revenue Recognition
Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606") became effective for the Company on January 1, 2018, and it was adopted on a modified retroactive basis. There was no material impact upon adoption of the standard. The balance of receivables subject to ASC 606 evaluation as of January 1, 2018 was $16,176,820.

Revenue from contracts with customers includes financial advisory fees, management and incentive fees, and related income from the reimbursement of expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure commensurate with the delivery of the performance obligation by the Company under the relevant contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides financial advisory services. Financial advisory fees are recognized at the point in time that performance pursuant to the contractual arrangement is completed (the closing date of the transaction, or upon completion of certain tasks) or the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as liabilities. As of December 31, 2018, a retainer of $.5 million is included in accrued liabilities.

8

The Company provides investment management services on a daily basis. The Company believes the performance obligation for providing investment management services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time, as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Incentive fees are payable to the Company as additional consideration for its investment management services. The Company receives fees that vary based on a managed fund achieving specified performance benchmarks or contractual hurdles over a contractual performance period. These fees are earned once returns have exceeded these specified performance measures. These incentive fees are considered variable consideration, as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle rate, both of which are highly susceptible to factors outside the Company's influence.

Incentive fees for managing real estate private equity funds are recognized once it is probable that a significant reversal will not occur. Estimates for incentive fees payable on an annual basis are recorded at year-end, as the uncertainty associated with this consideration is resolved upon receipt of payment. Incentive fees recognized during the year are primarily related to performance obligations that have been satisfied during the year. Estimates for non-annual incentive fees, which may be payable at certain future dates, are not recorded until they become payable, as there is significant uncertainty surrounding the expected fee amounts.

Dividends received on investments are recognized as income on the ex-dividend date.

Other income is comprised primarily of interest income and consulting services. Revenue for consulting services is recognized at the time the services are provided, in accordance with the related contracts.

Reimbursable Expenses
Expenses which are reimbursed by customers are recorded as reimbursement income in the consolidated statement of operations and comprehensive income at the time the related revenues are recorded.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, Chinese yuan, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related Party Transactions**

EIA

EIA manages a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2018, EIA earned approximately $7.2 million in management fees. In 2018, EIA also earned expense reimbursements of approximately $18.4 million, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2018, approximately $6.1 million due from the real estate private equity fund to EIA is included in accounts receivable on the consolidated statement of financial position.

Everview Capital Partners (HK) Limited

Everview Capital Partners (HK) Limited ("Everview") is a subsidiary of one of the real estate private equity funds managed by EIA. M3 HK Ltd. earned expense reimbursements of approximately $3.4 million from Everview, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2018, $952,853 due from Everview is included in accounts receivable on the consolidated statement of financial position.

Flins GmbH

Flins GmbH is a sub-advisor to real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. In relation to this arrangement, in 2018, subsidiaries of M3 earned approximately $5.0 million in management fees, expense reimbursements of $67,206, and other income of $687,805 which are included in the consolidated statement of operations and comprehensive income. As of December 31, 2018, $308,809 of this income was due from the real estate private equity funds and is included in accounts receivable, while $49,904 of prepaid management fees is included in other accrued expenses on the consolidated statement of financial position.

M3

Included in accounts receivable on the consolidated statement of financial position is $1,697,803 of tax payments made on behalf of certain members.

Incentive Fees

The annual incentive fee payable in cash by a fund (the "Atrium Fund") managed by a subsidiary of the Company is based on the net distributable cashflow of the Atrium Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to investors in the Atrium Fund. An estimated incentive fee of $.6 million from the Atrium Fund was recognized by the Company during 2018 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position.

The annual incentive fee payable by a fund (the "Evergreen Fund") managed by EIA is based on the operating-income distribution yield of the Evergreen Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Evergreen Fund's majority investor. Under the terms of the Evergreen Fund's LLC Agreement, incentive fees are paid through the issuance of units in the Evergreen Fund ("Retained Units"). Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates.

Corresponding units which are indexed to the value of outstanding Retained Units (the "Tracking Units") entitle their holders to any corresponding income distributions which the Retained Units receive from the Evergreen Fund. Retained Units and Tracking Units were first issued in 2015 in connection with an incentive fee payout, and further issuances of both are expected as future

incentive fees are paid by the Evergreen Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

In 2018, an annual incentive fee previously accrued by the Company of approximately $6.2 million was paid by the Evergreen Fund. The Company elected to receive payment through a combination of approximately $3.6 million of units redeemed for cash and $2.6 million of Retained Units. The Company elected to retain approximately $2.2 million of cash, and the balance of $4.0 million was distributed to members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining $1.4 million of cash and issuing approximately $2.6 million of Tracking Units.

An estimated incentive fee of $8.2 million from the Evergreen Fund was recognized by the Company during 2018 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2019, and may elect to receive either cash or units in the Evergreen Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the incentive fee received in 2018, as described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. **Strategic Agreement**

In January 2016, a strategic agreement (the "Agreement") was entered into between M3 HK Ltd. and an existing financial advisory client (the "Strategic Client") based in Singapore, for the provision of services by M3 HK Ltd. and its affiliates to act exclusively to provide financial advisory services to the Strategic Client. The Company also continues to provide financial advisory services to other clients. The Company receives fees from the Strategic Client for the provision of its services under the Agreement which are comprised of annual fees and success fees. Additionally, in consideration of the Strategic Client engaging M3 HK Ltd. and its affiliates on an exclusive basis, the Company may pay an annual amount ("Annual Payment") to the Strategic Client, which is calculated based on the net profits of the financial advisory business of the Company. The initial term of the Agreement expires on December 31, 2020.

Under the terms of the Agreement, the Company has accrued $14,885,580 as the Annual Payment due to the Strategic Client, which is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and in other expenses in the consolidated statement of operations and comprehensive income. The Company has also accrued $6,202,864 due to the Strategic Client as a fee discount calculated pursuant to the terms of the Agreement. This amount is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and as a reduction to financial advisory fees in the consolidated statement of operations and comprehensive income.

5. Compensation Plans

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $388,859 during 2018, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

6. Fixed Assets

Fixed assets consisted of the following as of December 31, 2018:

Computer equipment and software	$ 943,292
Office furniture and equipment	603,621
Leasehold improvements	1,560,151
Accumulated depreciation	(2,147,090)
Total fixed assets, net of accumulated depreciation	$ 959,974

7. Commitments and Contingencies

The Company has entered into various lease agreements for office space. Future minimum lease payments are as follows:

Years ended December 31,	
2019	$ 1,179,465
2020	978,785
2021	393,021
2022	242,326
2023	-
	$ 2,793,597

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2018, the Company has a deferred rent liability of $102,992, which is reflected in long-term liabilities on the consolidated statement of financial position.

The Company has made capital commitments of $7.95 million and 950,000 Euros (equivalent to $1,088,270 as of December 31, 2018) to related-party real estate private equity funds. As of December 31, 2018, $5,083,733 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position. During 2018, $781,293 was called and contributed to the funds, as reflected on the consolidated statement of cash flows.

During 2018, the Company purchased interests previously held by a noncontrolling interest entity, which included a partially funded commitment to a related-party real estate private equity fund of 50,000 EUR. The Company paid a premium equivalent to $80,347 on the transactions, which is reflected in members' capital on the consolidated statement of changes in equity.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements

M3 Capital Partners LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2018

is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

8.   **Income Taxes**

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., Flins GmbH and other subsidiaries situated in Luxembourg are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2018 statutory UK tax rate applicable to M3 Ltd. was 19%, while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 8.25% for the first HK$ 2 million of profits and 16.5% on the remaining profits, the Chinese statutory tax rate applicable to the Beijing subsidiary was 10%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to Flins GmbH was 32.975% and the Luxembourg statutory rate applicable to subsidiaries situated in Luxembourg was 27.08%.

Total income tax expense for the taxable subsidiaries of M3 was $1,661,389 for the year ended December 31, 2018. This is comprised of current income tax expense of $1,641,367 and deferred income tax expense of $20,022. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2018, an accrual for income taxes of $1,541,840 is included in other accrued expenses, an accrued refund of $215,962 is included in accounts receivable, and a deferred tax asset of $927,631 and an offsetting valuation allowance of $838,638 are reflected in other assets on the consolidated statement of financial position. The valuation allowance relates entirely to Flins GmbH, which has incurred cumulative losses to date. While the Company remains committed to its operations at Flins GmbH, it is uncertain whether the deferred tax asset will be realizable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions).

9.   **Reserve Requirements and Net Capital Requirements**

M3 is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act, which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2018, M3 had net capital of $3,978,773 which exceeded required net capital by $2,595,318.

M3 claims exemption under Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements.

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$239,947,615	$179,218,670	$ 60,728,945
Total liabilities	199,501,647	178,749,828	20,751,819
Total equity	40,445,968	468,842	39,977,126

The Company's investments in and receivables from subsidiaries of $33,604,082 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2018, M3 LLP had capital resources of 7.545 million pounds sterling, which exceeded its capital resources requirement by 7.495 million pounds sterling (equivalent to $9.628 million and $9.564 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2018, M3 HK Ltd. had capital resources of 20.0 million Hong Kong dollars, which exceeded its capital resources requirement by 8.0 million Hong Kong dollars (equivalent to $2.6 million and $1.0 million U.S. dollars, respectively).

10. **Fair Value Measurements**

Investments
The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

In accordance with GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' managers based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' managers, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2018, $138,001,413 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation
The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain

investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

During the annual redemption period, no Retained Units and corresponding Tracking Units were redeemed at NAV.

11. **Subsequent Events**

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these consolidated financial statements and the notes thereto.

Supplemental Schedules

16

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2018

Schedule I

Net capital

Total equity	$ 40,445,968
Noncontrolling interests in subsidiaries	(549,190)
Transfer from noncontrolling interests at subsidiary	80,347
Ownership equity not allowable	(9,095)
Investments in and receivables from subsidiaries	(33,604,082)
Other nonallowable assets	(2,076,386)
Net capital before haircut	4,287,562
Haircut on securities	(308,789)
Net capital	3,978,773

Aggregate indebtedness (AI)	20,751,819

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	1,383,455
Excess net capital	2,595,318
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 1,903,592

Percentage of aggregate indebtedness to net capital	521.56%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the amended and unaudited quarterly FOCUS report filed on February 22, 2019 on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2018   **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.



pwc

Report of Independent Accountants

To the Board of directors and management:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M3 Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating M3 Capital Partners LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:
1. Compared the sum of Total Revenue amount reported on line 9 of the Statement of Income (Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2018 to the Total revenue amount of $11,681,472 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.
2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared the deduction on line 2c (8) for other revenue not related either directly or indirectly to the securities business, of $11,681,472 to the sum of the general ledger account numbers 64204201, 64104300, 64104301, 64104302, 64108825, 64108820 66004400, 66004412, and 66004449 of M3 Capital Partners LLC that represented revenue related to unregistered investment contracts related to real estate partnerships, noting no differences.
3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.
4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2017, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



pwc

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
6*6*******986*******************ALL FOR AADC 606
53097   FINRA   DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER
150 S WACKER DR STE 3100
CHICAGO, IL 60606-4224
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-499-8556

2. A. General Assessment (item 2e from page 2) $ _____ Ø

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ Ø)

          Date Paid

    C. Less prior overpayment applied   (_____ 150)

    D. Assessment balance due or (overpayment)   (150)

    E. Interest computed on late payment (see instruction E) for _Ø_ days at 20% per annum   Ø

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____ (150)

    G. **PAYMENT:** √ the box
    Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
    Total (**must be same as F above**) $ _____ Ø

    H. Overpayment carried forward $(_____ 150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _26_ day of _February_, 20 _19_ .

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,681,472

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

   All revenues relate to unregistered investment contracts   11,681,472
   (Deductions in excess of $100,000 require documentation) related to real estate partnerships.

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   11,681,472

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

(to page 1, line 2.A.)

2